Your **Vote** Counts!

JOHN WILEY & SONS, INC.

2026 Annual Meeting
Vote by September 23, 2026
11:59 PM EDT



WILEY

JOHN WILEY & SONS, INC.
111 RIVER STREET
HOBOKEN, NJ 07030

T02581-P53235

You invested in JOHN WILEY & SONS, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on Thursday, September 24, 2026, at 8:00 A.M. EDT.**

Get informed before you vote

View the Notice & Proxy Statement and Annual Report on Form 10-K online OR you can receive a free paper or email copy of the material(s) by requesting the material(s) prior to September 10, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639, or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote Virtually at the Meeting*

September 24, 2026
8:00 A.M., Eastern Daylight Saving Time

Vote virtually at:
www.virtualshareholdermeeting.com/WLY2026

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote on these important matters.

Voting Items		Board Recommends
1.	The election as directors of all nominees listed below, except as marked to the contrary. **Nominees:** 01) Katya D. Andresen 02) David C. Dobson 03) Karen N. Madden	For
2.	Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for the fiscal year ending April 30, 2027.	For
3.	Approve, on an advisory basis, the compensation of our named executive officers.	For

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.

Your **Vote** Counts!

JOHN WILEY & SONS, INC.

2026 Annual Meeting
Vote by September 23, 2026
11:59 PM EDT

WILEY

JOHN WILEY & SONS, INC.
111 RIVER STREET
HOBOKEN, NJ 07030



T02583-P53235

You invested in JOHN WILEY & SONS, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on Thursday, September 24, 2026, at 8:00 A.M. EDT.**

Get informed before you vote

View the Notice & Proxy Statement and Annual Report on Form 10-K online OR you can receive a free paper or email copy of the material(s) by requesting the material(s) prior to September 10, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639, or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number

Vote Virtually at the Meeting*

September 24, 2026
8:00 A.M., Eastern Daylight Saving Time

Vote virtually at:
www.virtualshareholdermeeting.com/WLY2026

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote on these important matters.

Voting Items		Board Recommends
1.	The election as directors of all nominees listed below, except as marked to the contrary. **Nominees:** 01) Brian O. Hemphill 02) Matthew S. Kissner 03) Raymond W. McDaniel, Jr. 04) William J. Pesce 05) Inder M. Singh 06) Jesse C. Wiley	For
2.	Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for the fiscal year ending April 30, 2027.	For
3.	Approve, on an advisory basis, the compensation of our named executive officers.	For

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.